# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIMINI CAPITAL MANAGEMENT, INC., CIK 0001275477
CUSIP: 090319104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3305 FLAMINGO DRIVE, 3305 FLAMINGO DRIVE, VERO BEACH, Florida (FL), 32963
Date of event which requires filing of this statement: 12/19/2015
Amends the filing with accession number 0001437749-25-024627
Filed by CIK 0001303609
Persons authorized to receive notices and communications: Robert B. Lamm, Gunster, 4855 Technology Way, Suite 630, Boca Raton, Florida (FL), 33431, (954) 468-1321

## Reporting persons
- Jaumot Frank E (CIK 0001303609): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 36,027; shared voting power 0; sole dispositive power 36,027; shared dispositive power 0; aggregate amount beneficially owned 36,027 (0.3% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: BIMINI CAPITAL MANAGEMENT, INC.
Address of issuer's principal executive offices: 3305 FLAMINGO DRIVE, 3305 FLAMINGO DRIVE, VERO BEACH, Florida (FL), 32963
Comment: This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, $0.001 par value per share (the "Common Stock"), of Bimini Capital Management, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3305 Flamingo Drive, Vero Beach, FL 32963.

## Item 2. Identity and Background
Name of person filing: The person filing this statement is: Frank E. Jaumot
Residence or business address: c/o Bimini Capital Management, Inc., 3305 Flamingo Drive, Vero Beach FL 32963.
Present principal occupation or employment: Mr. Jaumot is a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: See Item 5.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On December 19, 2025, the Reporting Person sold 534,495 shares of Common Stock at a price of $1.55 per share. As a result, the Reporting Person beneficially owns 36,027 shares of Class A Common Stock, which represents approximately 0.3% of the Issuer's outstanding shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has not effected any other transactions in the Issuer's securities during the last 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Jaumot Frank E: /s/ Frank E. Jaumot, Frank E. Jaumot (12/23/2025)